No. 0053

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2003

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________)

Enclosures: Press Release dated 4th July 2003

SIGNATURE
PROFESSIONAL STAFF PLC (“THE COMPANY”) CONFIRMATION OF COURT ORDER CONFIRMING REDUCTION IN CAPITAL

FORM 6-K No: 0053

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFESSIONAL STAFF PLC

Date: 4th July 2003	By:

Name: Adèle Thorpe
Title: Company Secretary

FOR:	Professional Staff plc

CONTACT:	Andrew Dixey CEO Professional Staff plc 44 1753 580 540

FOR IMMEDIATE RELEASE

PROFESSIONAL STAFF PLC (“THE COMPANY”)
CONFIRMATION OF COURT ORDER CONFIRMING REDUCTION IN CAPITAL

     LONDON, ENGLAND — July 4, 2003 — Professional Staff (Nasdaq: PSTF). In the matter of Professional Staff plc and in the matter of the Companies Act 1985, notice is hereby given that the Order of the High Court of Justice (Chancery Division) dated 3 July, 2003 confirming the reduction of the capital of the above named Company by the cancellation of all the Scheme Shares of the said Company as defined in, and in accordance with the terms of, a scheme of arrangement dated 6 May, 2003 and by the reduction of the share premium account of the Company by £15,000,000 and the Minute approved by the Court showing with respect to the capital of the Company as altered the several particulars required by the above mentioned Act were registered by the Registrar of Companies on 4 July, 2003.

     This press release includes certain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, many of which are beyond our control and all of which are based on our current beliefs and expectations about future events. Forward-looking statements are typically identified by words such as “will”, “anticipate”, “estimate” and similar expressions and include, among others, statements regarding our strategy, operations, economic performance, financial condition, future results of operations and capital needs, estimates of additional payments to be made pursuant to certain acquisition agreements and the temporary staffing industry generally. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve uncertainties and risks, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to: our ability to achieve and manage growth; risks associated with the acquisition of new businesses; the highly competitive nature of the temporary staffing industry; our ability to attract qualified technical professionals and retain key personnel; economic and business conditions in the UK, continental Europe and the United States; the success of our operating strategies; changes in government regulations; our ability to retain existing customers and to obtain new customers; fluctuations in exchange rates and demand for staffing services; and business risk management. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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